Date: September 24, 2021

To: All Canadian Securities Regulatory Authorities

Subject: Notice of Meeting for Vizsla Resources Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for Vizsla Resources Corp.

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	October 19, 2021
Record Date for Voting:	October 19, 2021
Beneficial Ownership Determination Date:	October 19, 2021
Meeting Date:	November 23, 2021
Meeting Location:	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number
COMMON SHARES	92859G

Sincerely,

Jennifer Hanson
Corporate Secretary

Suite 700 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

vizslasilvercorp.ca | TSX-V: VZLA OTCQB: VIZSF